FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of December 2004

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . .. .

Abbey Board Changes

Further to the announcement of 24th November 2004 the following changes to the Abbey Board have been effected:-

The following Non Executive Directors have resigned with effect from 1st December 2004:-
Leon Allen
Geoff Cooper
Richard Hayden
Gerry Murphy
Vittorio Radice
Lord Shuttleworth

The following Non Executive Directors were appointed with effect from 1st December 2004:-
Juan R. Inciarte	(Deputy Chairman)
José Maria Fuster
Antonio Horta
José Maria Carballo

All appointments have been approved by the FSA with effect from 25th November 2004.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 01 st December 2004	By: /s/ Jason Wright
(Authorised Signatory)